Contact

www.linkedin.com/in/samuel-eaton-27356388 (LinkedIn)

Top Skills

Advertising

Social Media

Public Speaking

Samuel Eaton

I help brands expand their customer base by matching them with leading influencers

Lebanon, New Hampshire, United States

Experience

Brakey For Congress

Digital Director and Senior Advisor

September 2019 - Present (5 years 6 months)

Lewiston/Auburn, Maine Area

Edge Influence

Co-Founder

April 2019 - Present (5 years 11 months)

New Hampshire

Edge Influence is a cutting-edge marketing agency that hand selects premium influencers to work with brands across many platforms and verticals. While others boast thousands of influencers, we hand select only the best. Our dream-team of influencers and marketing experts save brands time and money by executing each campaign with pinpoint accuracy. https://edgeinfluence.com/

Town Of Enfield

Budget Committee

March 2010 - Present (15 years)

Enfield NH

Vice chair from 2011 to 2014. Chair from 2015.

Self-employed

Mascoma Media

March 2012 - Present (13 years)

http://sameatondigital.com

Digital marketing and consulting.

Mascoma Media

Owner

March 2012 - Present (13 years)

Lebanon New Hampshire

Eddie Edwards for Congress

Social Media Strategist
July 2017 - November 2018 (1 year 5 months)
Manchester, New Hampshire

Social media strategist and senior advisor.

AnthemGold
Digital and Social Media Marketing
December 2017 - October 2018 (11 months)

Trive
CMO - Founder
August 2017 - January 2018 (6 months)

Leading the marketing effort to stamp out misleading news through crowdsourcing.

Galatic Systems
Consultant
September 2017 - December 2017 (4 months)
Lebanon, New Hampshire

Frank Edelblut For Governor
Digital Director
January 2016 - September 2016 (9 months)
New Hampshire

Developing and implementing an engaging winning digital strategy.

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